EXHIBIT 99.7
                                                                    ------------


[GRAPHIC OMITTED]
[LOGO - VIKING ENERGY TRUST]



                                  PRESS RELEASE
                  YEAR END 2003 FINANCIAL AND OPERATING RESULTS
                                FEBRUARY 23, 2004

Vermilion Energy Trust ("Vermilion" or the "Trust") (VET.UN - TSX) is pleased to report its 2003 fourth quarter and year-end financial and operating results. These results include the consolidated results of Aventura Energy Inc. ("Aventura"), a 72.2% owned subsidiary. Where applicable, the results have been segregated to reflect Aventura operations and those related to the Trust, as Aventura does not currently contribute any cash flow or production to the generation of the Trust's distributions.

Vermilion achieved a number of milestones in 2003 including:

>   Successful conversion from an exploration and production company into an energy trust, effective January 22, 2003. From inception as a trust to the end of the year, the Trust delivered a total return of 46.5%, comprised of 30.6% in unit price appreciation and a 15.9% pre-tax return from distributions. The distribution level has been maintained at a constant $0.17 per unit per month since inception of the Trust.

> Delivered consolidated production of 25,342 boe/d including 22,942 boe/d from the Trust's operations(1).

> Following the completion of a second significant discovery well in Trinidad, Vermilion entered into discussions with a potential acquirer of Aventura Energy Inc. Should a transaction be concluded, the Trust would receive a substantial cash infusion which would initially be used to reduce outstanding indebtedness and eventually be applied towards the future acquisition of cash flow generating properties.

> Successfully drilled and completed a new producing well in the Champotran field in France using under balanced drilling technology, the first time this technology has been used in France. Cased the La Torche 2 well, confirming the validity of a new seismic interpretation that has significantly expanded the reserve potential of the Champotran - La Torche region.

> Although no property acquisitions were completed in 2003, the total proved plus probable (P50) reserves of the Trust declined by less than 5% in 2003 from comparable established reserves reported at year-end 2002.

> Successfully raised $85 million in early December ($81 million net to VET) through the issuance of six million Trust units at a price of $14.10 per unit.

(1) Although Aventura's production and financial results are consolidated in the financial tables, these are not included as part of distributable funds for the Trust's unitholders.

CONFERENCE CALL

Vermilion will discuss these results in a conference call to be held on Tuesday, February 24, 2004. The conference call will begin at 8:00 a.m. MST (10:00 a.m.
EST). To participate, you may call toll free 1-800-814-4853 or 1-416-640-4127 (Toronto area). The conference call will also be available on replay by calling 1-877-289-8525 or 1-416-640-1917 (Toronto area) using pass code 21037128 followed by the pound "#" key. The replay will be available until midnight eastern time on March 2, 2004.

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

HIGHLIGHTS
                                                         THREE MONTHS ENDED                   TWELVE MONTHS ENDED
--------------------------------------------------------------------------------------------------------------------------------
                                                     TRUST      AVENTURA                       TRUST     AVENTURA
                                                 FINANCIAL        ENERGY       DEC 31,     FINANCIAL       ENERGY       DEC 31,
(UNAUDITED)                                    INFORMATION       INC.(3)          2003   INFORMATION      INC.(3)          2003
--------------------------------------------------------------------------------------------------------------------------------
FINANCIAL ($000 CDN. EXCEPT UNIT AND PER UNIT AMOUNTS)

Petroleum and natural gas revenues              $   70,437     $   3,029    $   73,466     $ 303,776      $11,796   $   315,572
Cash flow from operations                           34,534         1,709        36,243       145,421        5,721       151,142
  Per unit, basic (1)                                 0.57            --          0.60          2.48           --          2.58
Distributions (2)                                   27,943            --        27,943        98,929           --        98,929
  Per unit                                            0.51            --          0.51          1.87           --          1.87
  % cash flow distributed                               81%           --           77%           68%           --           65%
Capital expenditures                                27,269           526        27,795        66,919       13,941        80,860
Acquisitions (dispositions)                             --            --            --         5,761       (7,055)       (1,294)
Debt, net of working capital (surplus)                  --            --            --       141,180       (9,682)      131,498
Trust units outstanding (1)
  Basic                                                                                                              64,694,185
  Diluted                                                                                                            69,237,185
Weighted average trust units outstanding (1)
  Basic                                                                                                              58,600,290
  Diluted                                                                                                            59,093,044
Unit trading
  High                                                                       $   15.60                              $     15.60
  Low                                                                        $   14.07                              $     11.12
  Close                                                                      $   15.34                              $     15.34

OPERATIONS

Production
  Crude oil (bbls/d)                                10,375           340        10,715        10,761          337        11,098
  Natural gas liquids (bbls/d)                       1,808            --         1,808         1,935           --         1,935
  Natural gas (mcf/d)                               55,965        13,127        69,092        61,476       12,378        73,854
  Boe/d (6:1)                                       21,510         2,528        24,038        22,942        2,400        25,342
Average selling price
  Crude oil (per bbl, including hedging)        $    37.72     $   36.58    $    37.69     $   36.70$     $ 38.25   $     36.74
  Crude oil (per bbl, not including hedging)         42.27         36.58         42.09         41.15        38.25         41.06
  Natural gas liquids (per bbl)                      35.36            --         35.36         35.98           --         35.98
  Natural gas (per mcf, including hedging)            5.54          1.56          4.79          5.98         1.57          5.24
  Natural gas (per mcf, not including hedging)        5.54          1.56          4.79          6.09         1.57          5.33
Netbacks per boe (6:1)
  Operations netback                                 20.45          9.42         19.29         21.25         9.34         20.12
  Cash flow netback                                  17.45          7.35         16.39         17.37         6.53         16.34
  Cash flow netback excluding
    reorganization costs                                --            --            --         18.42           --         17.29
  Operating costs                                     6.90          2.22          6.41          6.11         2.66          5.78
  General and administrative                   $      1.31     $    2.94    $     1.48     $    1.24      $  1.78   $      1.29

(1) Includes trust units issuable for outstanding exchangeable shares based on the period end exchange ratio
(2)  Distributions are paid on issued trust units at each record date
(3) The Trust owns 72.2% of the outstanding shares of Aventura, necessitating the consolidation of the results of the Trust and Aventura

OPERATIONAL ACTIVITIES

In Canada, the Trust drilled 11 wells (5.7 net) in the fourth quarter of 2003, resulting in 11 (5.7 net) gas wells. For the full year the Trust drilled a total of 23 wells (12.4 net) resulting in 19 gas wells (10.4 net) and 4 dry holes (2.0 net). Most of the Trust's drilling activity has been focused in the Drayton Valley region of central Alberta.

In France, the Trust drilled and completed the Champotran 24 well and drilled and cased the La Torche 2 well in the fourth quarter of 2003. The Champotran 24 well is producing at a stabilized rate of approximately 300 bopd. The La Torche 2 well is currently being completed. Well logs on the La Torche 2 confirmed a new seismic interpretation that significantly expands the areal extent of the existing pool.

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

RESERVES SUMMARY

Gilbert Laustsen Jung Associates Ltd. (GLJ), independent petroleum engineering consultants in Calgary, has prepared the 2003 year-end reserve evaluation report for the Trust. The new report is in compliance with new regulatory compliance initiatives(1) (National Instrument 51-101). Under the new filing guidelines, the Trust's proved reserves, before production, have been reduced by 1.5 mmboe (2.1%), while the proved plus probable reserves (P50) have been increased by 4.4 mmboe (5.0%) as compared to established reserves reported for January 1, 2003. After production of 8.4 mmboe in 2003, the Trust's proved plus probable (P50) reserves declined by approximately 4.5% to 84.6 mmboe at January 1, 2004. Based on anticipated average production rates for 2004 of 20,500 boe/d before acquisitions, the Trust's effective reserve life index at January 1, 2004 for proven (P90) reserves is 8.3 years and for proven plus probable reserves (P50) is 11.3 years.

(1) Prior year reserve categories included proved (which included proven, non-producing and proven undeveloped reserves), probable and established. Established reserves included proved reserves plus 50% of probable reserves. Under the new 51-101 guidelines, proven reserves are now qualified as those reserves that have a 90% chance of being exceeded at the reported level. Proved reserves, by definition, are conservative. Nine times out of ten actual reserves will be greater than the proved estimate. Proved plus probable reserves are defined as those reserves that have a 50% probability of being exceeded at the reported level. They are the best estimate, or the most realistic case. It is equally likely that the actual reserves will be higher or lower than the estimate. Though not directly comparable, proved plus probable (P50) reserves under the new guidelines should be close to what previously were referred to as established reserves.

The summary reserve statement and reserve reconciliation statement are included below. Note that no reserves are shown at this time for the Trust's share of Aventura Energy Inc. as it is anticipated these assets may be divested in the near future, and are not related to the ongoing operation of the Trust.

RESERVE SUMMARY TABLE (GROSS) (AS AT JANUARY 1, 2004)

                                                                                             CUMULATIVE CASH FLOW
                                                                                               (ESCALATED PRICES)
-----------------------------------------------------------------------------------------------------------------
                                  LIGHT &
                                   MEDIUM      NATURAL
                                      OIL           GAS       NGL'S         6:1             UNDISC.           10%
                                   (MBBLS)         (BCF)     (MBBLS)      (MBOE)           ($000'S)       ($000'S)
-----------------------------------------------------------------------------------------------------------------
CANADA
Proven                             11,664       109,861       4,384      34,358         $   533,662      $352,926
Proven plus probable               15,007       151,847       5,924      46,239         $   712,259      $431,336
FRANCE
Proven                             27,666         3,201          --      28,200         $   295,649      $172,507
Proven plus probable               37,710         3,809          --      38,345         $   410,946      $209,220
COMBINED
Proven                             39,330       113,062       4,384      62,558         $   829,311      $525,433
Proven plus probable               52,717       155,656       5,924      84,584         $ 1,123,205      $640,556

The net present value of the reserves shown above (cumulative cash flow) are based on GLJ's escalating price and cost scenario, are presented for comparative purposes only and are not representative of fair market value. These values do not include any value for the Trust's share of the reserves of Aventura Energy Inc. A more extensive discussion of reserves will be available in the Annual Information Form that will be filed later this spring.

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

RESERVE RECONCILIATION TABLE (AS AT JANUARY 1, 2004)

                                                                            P-50
                                                                           TOTAL
                                                            P-90          PROVED
                                           PROVED          TOTAL            PLUS
                                        PRODUCING         PROVED     PROBABLE(1)
--------------------------------------------------------------------------------
OIL (MSTB):
  CANADA
     Opening Balance:                      13,143         13,731         15,787
         Drilling additions                    20            262          1,231
         Technical revisions                 (457)          (535)          (127)
         Disposition                          (63)           (63)          (154)
         Production                        (1,731)        (1,731)        (1,731)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       10,912         11,664         15,007
--------------------------------------------------------------------------------
  FRANCE
     Opening Balance:                      23,101         28,454         35,375
         Drilling additions                   432            868             --
         Technical revisions                  770            540          4,532
         Production                        (2,197)        (2,197)        (2,197)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       22,106         27,666         37,710
--------------------------------------------------------------------------------
  COMBINED
     Opening Balance:                      36,244         42,185         51,162
         Drilling additions                   452          1,130          1,231
         Technical revisions                  313              6          4,405
         Disposition                          (63)           (63)          (154)
         Production                        (3,928)        (3,928)        (3,928)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       33,018         39,330         52,717
--------------------------------------------------------------------------------

MARKETABLE GAS (MMCF):
  CANADA
     Opening Balance:                     109,680        143,900        178,450
         Drilling additions                 2,700          3,360          5,560
         Technical revisions                2,945        (11,094)        (4,518)
         Disposition                       (4,420)        (4,420)        (5,760)
         Production                       (21,885)       (21,885)       (21,885)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       89,020        109,861        151,847
--------------------------------------------------------------------------------
  FRANCE
     Opening Balance:                       3,743          3,743          4,352
         Technical revisions                   11             11             11
         Production                          (553)          (553)          (553)
--------------------------------------------------------------------------------
     CLOSING BALANCE                        3,201          3,201          3,809
--------------------------------------------------------------------------------
  COMBINED
     Opening Balance:                     113,423        147,643        182,801
         Drilling additions                 2,700          3,360          5,560
         Technical revisions                2,957        (11,082)        (4,506)
         Disposition                       (4,420)        (4,420)        (5,760)
         Production                       (22,439)       (22,439)       (22,439)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       92,221        113,062        155,656
--------------------------------------------------------------------------------

NATURAL GAS LIQUIDS (MBBL):
  CANADA
     Opening Balance:                       4,238          5,627          6,926
         Drilling additions                    39            204            156
         Technical revisions                  196           (532)          (178)
         Disposition                         (209)          (209)          (273)
         Production                          (706)          (706)          (706)
--------------------------------------------------------------------------------
     CLOSING BALANCE                        3,558          4,384          5,924
--------------------------------------------------------------------------------

(1) The opening (P50) balances, as stated, reflect "established" reserves as reported as of January 1, 2003. Established reserves included proved reserves plus 50% of the probable reserves.

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

                                                                            P-50
                                                                           TOTAL
                                                            P-90          PROVED
                                           PROVED          TOTAL            PLUS
                                        PRODUCING         PROVED     PROBABLE(1)
--------------------------------------------------------------------------------
OIL EQUIVALENT (MBBL) GAS AT 6:1
  CANADA
     Opening Balance:                      35,661         43,341         52,454
         Drilling additions                   509          1,026          2,313
         Technical revisions                  230         (2,915)        (1,058)
         Disposition                       (1,009)        (1,009)        (1,386)
         Production                        (6,085)        (6,085)        (6,085)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       29,307         34,358         46,239
--------------------------------------------------------------------------------
  FRANCE
     Opening Balance:                      23,725         29,078         36,100
         Drilling additions                   432            868             --
         Technical revisions                  771            542          4,534
         Production                        (2,289)        (2,289)        (2,289)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       22,640         28,200         38,345
--------------------------------------------------------------------------------
  COMBINED
     Opening Balance:                      59,385         72,419         88,554
         Drilling additions                   941          1,894          2,313
         Technical revisions                1,002         (2,373)         3,476
         Disposition                       (1,009)        (1,009)        (1,386)
         Production                        (8,374)        (8,374)        (8,374)
--------------------------------------------------------------------------------
     CLOSING BALANCE                       51,946         62,558         84,584
--------------------------------------------------------------------------------

(1) The opening (P50) balances, as stated, reflect "established" reserves as reported as of January 1, 2003. Established reserves included proved reserves plus 50% of the probable reserves.

PRODUCTION SUMMARY (6:1)

                                  THREE MONTHS ENDED DEC 31, 2003          TWELVE MONTHS ENDED DEC 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                      Oil &     Natural                         Oil &     Natural
                                       NGLs         Gas     TOTAL                NGLs         Gas     TOTAL
                                   (BBLS/D)    (MMCF/D)   (BOE/D)            (BBLS/D)    (MMCF/D)   (BOE/D)      %
------------------------------------------------------------------------------------------------------------------
VERMILION ENERGY TRUST
     Canada                           6,028       54.27    15,073               6,678       59.96    16,671     66
     France                           6,155        1.69     6,437               6,018        1.51     6,271     25
------------------------------------------------------------------------------------------------------------------
     TOTAL                           12,183       55.96    21,510              12,696       61.47    22,942     91
------------------------------------------------------------------------------------------------------------------

AVENTURA ENERGY INC.
     Trinidad                           340       13.13     2,528                 337       12.38     2,400      9
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED                         12,523       69.09    24,038              13,033       73.85    25,342    100
==================================================================================================================

Fourth quarter production in Canada averaged 6,028 bbls/d of oil and natural gas liquids and 54.27 mmcf/d of natural gas compared to 6,397 bbls/d and 57.62 mmcf/d in the third quarter. The drop in production was due to a combination of natural declines and the impact of the TransCanada pipeline interruptions, which resulted in a three-week loss of approximately 700 boe/d from the Trust's Peace River Arch region.

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

In France the Trust produced 6,155 bbls/d of oil and 1.69 mmcf/d in the fourth quarter compared with 5,825 bbls/d and 1.59 mmcf/d in the previous quarter.

DRILLING ACTIVITY (# OF WELLS)
                                    THREE MONTHS ENDED DEC 31, 2003              TWELVE MONTHS ENDED DEC 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                              GROSS            (NET)                        GROSS             (NET)
CANADA
     Oil                                          0            (0.0)                            0             (0.0)
     Gas                                         11            (5.7)                           19            (10.4)
     D&A                                          0            (0.0)                            4             (2.0)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                            11            (5.7)                           23            (12.4)
===================================================================================================================
FRANCE
     Oil                                          2            (2.0)                            2             (2.0)
     Gas                                          0            (0.0)                            0             (0.0)
     D&A                                          0            (0.0)                            0             (0.0)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                             2            (2.0)                            2             (2.0)
===================================================================================================================
COMBINED
     Oil                                          2            (2.0)                            2             (2.0)
     Gas                                         11            (5.7)                           19            (10.4)
     D&A                                          0            (0.0)                            4             (2.0)
-------------------------------------------------------------------------------------------------------------------
TOTAL                                            13            (7.7)                           25            (14.4)
===================================================================================================================

In addition to its own operational activity, Vermilion had 23 wells drilled on its lands in Canada in 2003 (eight wells in the fourth quarter) through farm-out arrangements in which Vermilion maintained either a small working interest or a gross overriding royalty interest. The Trust will continue to pursue third party activity on its undeveloped land base through drilling at locations that are not compatible with Vermilion's capital development strategy. This has the potential to create economic value in the form of overriding royalty income.

FINANCIAL

The Trust generated cash flow of $34.5 million in the fourth quarter 2003 ($0.57 per unit) compared to $34.0 million in the third quarter 2003. For 2003, the Trust's cash flow totalled $145.4 million ($2.48 per unit). The Trust distributed $27.9 million in the fourth quarter (80.9% of cash flow) and $98.9 million for the full year (68.0% of cash flow). Capital expenditures totalled $27.3 million for the fourth quarter and $66.9 million for the year ended December 31, 2003. The Trust's total debt, net of working capital (assignable to the Trust) at year-end was $141.2 million. Vermilion successfully completed the issue of 6.05 million units at $14.10 per unit in December 2003.

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

CAPITAL EXPENDITURES ($000'S)

                                            THREE MONTHS ENDED DEC 31, 2003      TWELVE MONTHS ENDED DEC 31, 2003
-----------------------------------------------------------------------------------------------------------------------
                                                     AVENTURA                                  AVENTURA
                                            TRUST      ENERGY                         TRUST      ENERGY
                                           ASSETS        INC.    CONSOLIDATED        ASSETS        INC.    CONSOLIDATED
-----------------------------------------------------------------------------------------------------------------------
Land                                     $    641       $  --       $     641      $  1,520    $     --        $  1,520
Seismic                                       235          --             235         1,272          --           1,272
Drilling and completion                    18,705          --          18,705        31,695          --          31,695
Production equipment and facilities         4,212          --           4,212        11,887          --          11,887
Workovers                                     857          --             857        12,861          --          12,861
Trinidad                                        -         526             526         1,804      13,941          15,745
OTHER                                       2,619          --           2,619         5,880          --           5,880
-----------------------------------------------------------------------------------------------------------------------
                                           27,269         526          27,795        66,919      13,941          80,860
PROPERTY ACQUISITIONS (DISPOSITIONS)            -          --              --         5,761      (7,055)         (1,294)
-----------------------------------------------------------------------------------------------------------------------
                                         $ 27,269       $ 526       $  27,795      $ 72,680    $  6,886        $ 79,566
=======================================================================================================================

AVENTURA ENERGY INC.

On September 15th, 2003 Aventura announced that it was in negotiations with a potential acquirer of all the outstanding shares of Aventura Energy Inc. The completion of the proposed transaction is dependent upon the parties reaching agreement on all terms as well as satisfying a number of conditions precedent including obtaining government and other approvals in Trinidad. These negotiations are ongoing.

The Aventura properties continue to produce at market restricted gross rates of approximately 20 mmcf/d of gas and 500 bop/d of associated liquids.

DISTRIBUTION TAXABILITY

Of the Trust's distributions in 2003, which amounted to $98.9 million, unitholders will be taxed for 82.0% as other income. The balance, considered to be a return of capital, is tax deferred and will serve to reduce unitholders adjusted cost base of Trust units owned. The taxable amount has increased from Vermilion's original forecast at the time it converted to a Trust due to the higher commodity price environment experienced in 2003.

OUTLOOK

Vermilion successfully completed its first year operating as a Trust, and is encouraged by the prospects for 2004. Along with the potential divestment of Aventura, the Trust is working towards the monetization of some of its exploration lands in France. These lands hold significant reserve and production potential that may be accelerated through the establishment of a new exploration entity. Vermilion will provide unitholders with significant exposure to the potential value of these assets while exposing limited amounts of capital funding from the Trust.

Vermilion continues to evaluate domestic and international acquisition opportunities that would enhance the Trust's ability to maintain a stable distribution policy. The Trust has established a capital expenditure program for 2004 of $45 million that can be fully funded from cash flow and existing credit lines. Approximately $20 million of this budget is earmarked for the Trust's operations in France. The drilling program scheduled for 2004 is similar to that of 2003, while additional capital projects will target studies and initial expenditures related to secondary recovery activities in both Canada and France.

Vermilion has established that non-residents own approximately 30% of its issued and outstanding units (not including exchangeable shares) and 27% if the exchangeable shares are included. This compares to 33% and 30%, respectively, at the end of the third quarter. Pursuant to Vermilion's Trust Indenture, non-resident unitholders may not own more than 50% of the total outstanding trust units. The Trust will continue to ensure that it complies with all requirements under its Trust Indenture, including Canadian ownership requirements.


                                       7
--------------------------------------------------------------------------------

Vermilion announced on February 19th, 2004 the signing of an agreement to purchase 5,900 boe/d of production, 14.3 mmboe of proven (P90) reserves and 17.4 mmboe of proven plus probable (P50) reserves in the Netherlands by its wholly-owned subsidiary, Vermilion Oil & Gas Netherlands B.V. ("Vermilion Netherlands") for Euro48.3 million (Cdn$80.5 million) effective January 1, 2004. The transaction is subject to normal government and regulatory approvals and is expected to close on or before May 1, 2004. The full details of this transaction are included in Vermilion's February 19th press release available on our website.

The proposed acquisition will expand the Trust's opportunity base in Western Europe, reinforcing Vermilion's vision to be recognized as the premier Canadian based international energy trust. The transaction also reflects Vermilion's continuous efforts to add high quality properties at a reasonable cost. Vermilion Netherlands will assume full operatorship of these properties, consistent with the Trust's stated objectives, which will facilitate the control of capital and operating costs. The Trust believes it will be able to minimize production decline from these properties through the use of production optimization efforts and, longer term, through future drilling. The proposed acquisition of these high quality, high netback assets at an attractive price demonstrates the advantage of Vermilion's commitment to a geographically diverse, value-driven approach. The transaction will further enhance our role as a competitive producer in Western Europe. Following this transaction, 45% of Vermilion's production will be sourced from European operations with the balance in Western Canada.


MANAGEMENT'S DISCUSSION AND ANALYSIS

THE TWELVE MONTHS ENDED DECEMBER 31, 2003 REPRESENTS THE FIRST YEAR OF VERMILION'S OPERATION AS A TRUST. AS VERMILION ENERGY TRUST WAS CREATED THROUGH THE RE-ORGANIZATION OF VERMILION RESOURCES LTD., THE HISTORICAL RESULTS OF VERMILION RESOURCES LTD. WILL REPRESENT THE HISTORICAL RESULTS OF THE TRUST FOR COMPARATIVE PURPOSES.

Oil and gas prices for 2003 were strong in comparison with the price levels experienced in 2002. The WTI reference price for oil averaged $31.04 US per bbl for the year, Dated Brent was $28.84 US per bbl and AECO reference price for gas was $6.69 Cdn per mcf. This compares to $25.83 per bbl for WTI, $24.98 per bbl for Dated Brent and $4.07 per mcf, Cdn AECO for 2002. These year over year price increases are the main drivers behind the increase in netbacks in 2003 as compared to 2002. In 2003, Vermilion's operating netback equalled $20.12 per boe, up 3% over the $19.59 reported for 2002. The cash flow netback of $16.34 per boe for the year was down 3% over the $16.83 recorded in 2002. The 2003 cash flow netbacks were reduced by $0.95 per boe for the year as a result of the impact of the cash costs incurred in the re-organization of Vermilion into a trust. The 2003 fourth quarter operating and cash flow netbacks totalled $19.29 and $16.39 per boe, respectively. These compare to 2002 fourth quarter operating and cash flow netbacks equal to $21.58 and $22.73 per boe, respectively.

Total revenues for the year ended 2003 were $315.6 million compared to $287.5 million for the year ended 2002 and $73.5 million in the fourth quarter of 2003 compared to $83.4 million for the corresponding reporting period in 2002. Vermilion's combined crude oil & NGL price was $40.31 per bbl for the year ended 2003, an increase of 13% over the $35.80 per bbl reported for the year ended 2002. The fourth quarter price was $41.12 per bbl compared to $38.05 per bbl a year ago. The natural gas price realized in 2003 was $5.33 per mcf compared to $4.29 per mcf realized a year ago, a 24% year-over-year increase. The fourth quarter price of $4.79 per mcf was 11% less than the $5.41 per mcf for the same period of 2002. Tempering these results was the impact of Vermilion's hedging program, whereby prices were reduced by $2.16 per boe on a combined basis for the year ended December 31, 2003, compared to a hedging loss of $0.40 per boe in 2002. Gas prices were reduced on average by $0.09 per mcf over the year ended December 31, 2003, with fourth quarter prices not impacted by the Trust's natural gas collar.


                                       8
--------------------------------------------------------------------------------

Vermilion continues to manage its risk exposure through prudent commodity and currency hedging strategies. Physical and financial natural gas contracts for
12.1 mmcf/d remain in place for the calendar year of 2004 with various price structures resulting in an average floor price of $5.34/mcf. Vermilion has WTI hedges covering 2,250 bbls/d in 2004 at US$24.35/bbl; and 1,500 bbls/d in 2005 at US$24.80/bbl. Vermilion has Brent hedges covering 2,250 bbls/d in 2004 at US$22.93/bbl; and 1,500 bbls/d in 2005 at US$23.37/bbl.

Vermilion has Canadian/US dollar currency swaps in place for 2004 of US$32.0 million at an average of approximately US$0.71 per CDN dollar.

Total royalties, net of ARTC, increased to $8.22 per boe or 22.7% of sales in the year ended 2003, compared with $6.56 per boe, or 21.1% of sales in 2002. The quarter over quarter amounts were $7.52 per boe in 2003 and $7.56 per boe for the same period in 2002. The increase for the full year is due directly to the increase in prices explained above as royalties are price sensitive in Canada and calculated as a percentage of revenue. Fourth quarter pricing was similar year over year and royalties were similar as well. In France, royalties for the most part are calculated on a unit of production basis and do not react to price changes.

Operating costs increased to $5.78 per boe in 2003 from $4.60 per boe in 2002. Operating costs for the fourth quarter of the year were $6.41 per boe in comparison to $5.29 for the fourth quarter of 2002. In Canada, processing costs in the Peace River Arch area, workovers designed to increase production and increased power costs resulting from the strong gas prices in the year have contributed to the year over year increase. The temporary shut-in of production at Shane also contributed to higher per unit costs as volumes were reduced. In addition to these factors, per unit operating costs are higher in 2003 due to the reorganization into a Trust and the impact of lower cost production allocated to Clear Energy Inc. Fourth quarter per unit costs in 2003 reflect a reduction in volumes due to pipeline interruptions combined with the fire at the Granada gas plant.

In France, power costs continue to rise and the strengthening Euro also contributed to the increase in operating costs when converted to Canadian dollars.

General and administrative expenses for the year increased to $1.29 per boe from $1.00 per boe in 2002. The fourth quarter number for 2003 of $1.48 is increased over the fourth quarter 2002 number of $0.84. The increase in the fourth quarter is due to the timing of incurring certain one time costs.

Reorganization costs of $25.6 million relate to Vermilion's decision to convert to a trust. Included in this amount are $8.8 million in transaction costs, which include investment banking fees as well as all accounting and legal fees, related to the conversion. Also included is $16.8 million representing the value of trust units issued in exchange for the cancellation of all outstanding employee options. All of these costs were incurred in the first quarter of 2003.

Interest expense increased to $0.93 per boe for the year ended 2003 from $0.60 per boe for the corresponding period in 2002 as a result of higher average debt levels. The quarter over quarter increase was $0.26 per boe from $0.68 per boe in the fourth quarter of 2002 to $0.94 in 2003.

Depletion and depreciation expenses increased from $10.13 per boe in 2002 to $10.31 per boe in 2003. The quarter over quarter numbers were $10.45 in the fourth quarter of 2003 as compared to $10.44 a year ago. Included in depletion and depreciation is a $1.4 million charge representing the loss on the sale of Aventura's interest in assets in Argentina. Aventura's assets are now focused exclusively in Trinidad.



                                       9
--------------------------------------------------------------------------------

The Trust's current tax provision has decreased to $0.58 per boe in 2003 from $1.17 per boe in 2002. The fourth quarter provision is $0.39 per boe in 2003 and a ($2.64) recovery in 2002 which was related to a fourth quarter revision of estimates in France. The current provision is based on an estimated $4.6 million tax liability in France for the year, while in Canada, it is anticipated that there will be no current taxes due. A reduction in tax rates for Canadian resource activities resulted in a recovery of future income taxes pushing earnings to $56.7 million for the year ended 2003. Adding to this recovery is the taxable portion of distribution payments made to unitholders. In the Trust's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the unitholder. Therefore it is the opinion of management that no cash income taxes in Canada are expected to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet related to Canadian operations will be recovered through earnings over time.

Unrealized foreign exchange loss increased to $0.48 per boe and $0.97 per boe for the year ended 2003 and fourth quarter of 2003 respectively from a $0.07 gain in 2002 and a gain of $0.29 per boe in the fourth quarter 2002. The increased loss relates to a loss on $US cash held in France combined with Aventura's loss on its working capital related to its operations in Trinidad.

Capital spending for the year totalled $79.6 million including $66.9 million invested on the Trust's asset base with the balance being Aventura's capital program in Trinidad. This compares to $234.1 million spent in 2002, $31.0 million of which was for the corporate acquisition of Artemis Energy Limited and $66.3 million of which was for the purchase of a 40% participating interest in, and operatorship of the Central Block onshore Trinidad. The capital for the year ended 2003 was funded entirely through a combination of cash flow and incremental debt. Net proceeds totalling $81 million from an equity offering of Trust units in December 2003 whereby the Trust issued six million units at $14.10 per unit were used to reduce outstanding indebtedness.

Vermilion's debt (net of working capital) on December 31, 2003 was $131.5 million. During the year, Vermilion's credit facility with its banking syndicate was amended to provide a $240 million credit facility effective December 31, 2003. The amended loan facility remains with the same syndicate of lenders with no change to the terms and security provisions. The facility structure is comprised of a one year revolving period with a one year term to follow with a final settlement payment required at the end of the second year.

DISTRIBUTION TAXABILITY

Of the Trust's distributions in 2003, which amounted to $98.9 million, 82.0% will be taxed in the unitholders hands as other income. The balance, considered to be a return of capital, is tax deferred and will serve to reduce unitholders adjusted cost base of Trust units owned.

NETBACKS (6:1)
                                                                                                                THREE      TWELVE
                                                                                                               MONTHS      MONTHS
                                                       THREE MONTHS                      TWELVE MONTHS          ENDED       ENDED
                                            ENDED DECEMBER 31, 2003           ENDED  DECEMBER 31, 2003      DEC 31/02   DEC 31/02
                               ---------------------------------------------------------------------------------------------------
                                    Oil &       Natural                   Oil &     Natural
                                     NGLs           Gas       TOTAL        NGLs         Gas       TOTAL         Total       Total
                                    $/bbl         $/mcf       $/BOE       $/bbl       $/mcf       $/BOE         $/boe       $/boe
----------------------------------------------------------------------------------------------------------------------------------
TRUST FINANCIAL INFORMATION
CANADA
Price                              $46.06         $5.57      $38.48      $44.75       $6.12      $39.93        $35.73      $29.96
Hedging loss                        (4.22)           --       (1.69)      (4.01)      (0.11)      (2.01)        (0.98)      (0.43)
Royalties (net)                     (9.00)        (1.69)      (9.70)      (9.48)      (1.89)     (10.59)        (8.54)      (7.29)
Lifting costs                       (8.20)        (1.07)      (7.12)      (6.72)      (0.87)      (5.82)        (4.86)      (4.01)
---------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $24.64         $2.81      $19.97      $24.54       $3.25      $21.51        $21.35      $18.23
---------------------------------------------------------------------------------------------------------------------------------
FRANCE
Price(1)                           $36.54         $4.75      $36.19      $35.49       $5.00      $35.27        $34.81      $34.82
Hedging loss                        (3.54)           --       (3.39)      (3.51)         --       (3.37)        (1.37)      (0.30)
Royalties (net)                     (4.97)        (0.24)      (4.81)      (4.62)      (0.24)      (4.49)        (4.61)      (4.32)
Lifting costs                       (6.48)        (0.73)      (6.39)      (6.63)      (2.11)      (6.88)        (6.58)      (6.40)
---------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $21.55         $3.78      $21.60      $20.73       $2.65      $20.53        $22.25      $23.80
---------------------------------------------------------------------------------------------------------------------------------
TOTAL TRUST
Price                              $41.25         $5.54      $37.79      $40.36       $6.09      $38.66        $35.51      $31.15
Hedging loss                        (3.88)           --       (2.20)      (3.77)      (0.11)      (2.38)        (1.08)      (0.40)
Royalties (net)                     (6.96)        (1.65)      (8.24)      (7.17)      (1.85)      (8.92)        (7.56)      (6.56)
Lifting costs                       (7.33)        (1.05)      (6.90)      (6.68)      (0.90)      (6.11)        (5.29)      (4.60)
---------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $23.08         $2.84      $20.45      $22.74       $3.23      $21.25        $21.58      $19.59
---------------------------------------------------------------------------------------------------------------------------------
AVENTURA FINANCIAL INFORMATION
Price                              $36.58         $1.56      $13.03      $38.25       $1.57      $13.47            --          --
Hedging loss                           --            --          --          --          --          --            --          --
Royalties (net)                     (4.74)        (0.14)      (1.39)      (4.71)      (0.15)      (1.47)           --          --
Lifting costs                          --         (0.43)      (2.22)         --       (0.52)      (2.66)           --          --
---------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $31.84         $0.99     $  9.42      $33.54       $0.90     $  9.34            --          --
---------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED
Price                              $41.12         $4.79      $35.18      $40.31       $5.33      $36.28        $35.51      $31.15
Hedging loss                        (3.77)           --       (1.96)      (3.68)      (0.09)      (2.16)        (1.08)      (0.40)
Royalties (net)                     (6.90)        (1.36)      (7.52)      (7.11)      (1.56)      (8.22)        (7.56)      (6.56)
Lifting costs                       (7.13)        (0.94)      (6.41)      (6.51)      (0.84)      (5.78)        (5.29)      (4.60)
---------------------------------------------------------------------------------------------------------------------------------
Operating netback                  $23.32         $2.49      $19.29      $23.01       $2.84      $20.12        $21.58      $19.59
----------------------------------------------------------------------------------------------------------------------------------
General and administrative                                    (1.48)                              (1.29)        (0.84)      (1.00)
Reorganization costs                                             --                               (0.95)           --          --
Interest                                                      (0.94)                              (0.93)        (0.68)      (0.60)
Foreign exchange                                              (0.09)                              (0.03)         0.03        0.01
Current and capital taxes                                     (0.39)                              (0.58)         2.64       (1.17)
---------------------------------------------------------------------------------------------------------------------------------
Cash flow netback                                            $16.39                              $16.34        $22.73      $16.83
---------------------------------------------------------------------------------------------------------------------------------
Depletion and depreciation                                   (10.45)                             (10.31)       (10.44)     (10.13)
Future income taxes                                            0.48                                2.49         (6.70)      (2.26)
Deferred financing charges                                    (0.12)                              (0.06)        (0.08)      (0.08)
Foreign exchange                                              (0.97)                              (0.48)         0.29        0.07
Non-controlling interest                                      (0.11)                              (0.03)        (0.10)      (0.01)
Trust units issued                                               --                               (1.82)           --          --
---------------------------------------------------------------------------------------------------------------------------------
Earnings netback                                            $  5.22                             $  6.13       $  5.70     $  4.42
---------------------------------------------------------------------------------------------------------------------------------

(1) Price includes a $0.78 Q4 increase, $0.41 year to date increase due to inventory valuation at cost (GAAP) versus market


                                       11
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
($000'S, UNAUDITED)

                                                  DECEMBER 31,      December 31,
                                                          2003              2002
--------------------------------------------------------------------------------

ASSETS

Current
       Cash and cash equivalents                     $  53,351        $  32,562
       Accounts receivable                              39,640           56,582
       Crude oil inventory                               3,477            3,207
       Prepaid expenses and other                        2,966            4,699
-------------------------------------------------------------------------------
                                                        99,434           97,050

Reclamation fund                                         1,678               --
Deferred financing costs                                    --              435
Deferred reorganization costs                               --            2,324
Capital assets                                         688,144          711,902
-------------------------------------------------------------------------------
                                                      $789,256         $811,711
===============================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current
       Accounts payable and accrued liabilities      $  79,937        $  79,817
       Distributions payable to unitholders             10,065               --
       Income taxes payable                              5,372           10,977
-------------------------------------------------------------------------------
                                                        95,374           90,794

Long-term debt                                         135,558          193,025
Provision for future site restoration                   13,514           11,169
Future income taxes                                    152,993          171,094
-------------------------------------------------------------------------------
                                                       397,439          466,082
-------------------------------------------------------------------------------
Non-controlling interest                                29,598           21,321
-------------------------------------------------------------------------------

Unitholders' Equity
       Unitholders' capital                            209,379          140,557
       Exchangeable shares                              11,276               --
       Accumulated earnings                            240,493          183,751
       Accumulated cash distributions                  (98,929)              --
-------------------------------------------------------------------------------
                                                       362,219          324,308
-------------------------------------------------------------------------------
                                                      $789,256         $811,711
===============================================================================



                                       12
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS
($000'S, EXCEPT PER UNIT AMOUNTS, UNAUDITED)

                                                                 THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                               DEC 31        Dec 31          DEC 31         Dec 31
                                                                 2003          2002            2003           2002
------------------------------------------------------------------------------------------------------------------
Revenue:
       Petroleum and natural gas revenue                    $  73,466       $83,354        $315,572       $287,540
       Royalties (net)                                         16,621        18,308          76,002         61,332
------------------------------------------------------------------------------------------------------------------
                                                               56,845        65,046         239,570        226,208
------------------------------------------------------------------------------------------------------------------
Expenses:
       Production                                              14,180        12,804          53,493         42,976
       Interest                                                 2,331         1,820           9,179          6,286
       General and administrative                               3,281         2,038          11,931          9,392
       Reorganization costs                                        --            --          25,628             --
       Foreign exchange loss (gain)                             2,361          (748)          4,630           (741)
       Depletion and depreciation                              23,113        25,269          95,398         94,737
------------------------------------------------------------------------------------------------------------------
                                                               45,266        41,183         200,259        152,650
------------------------------------------------------------------------------------------------------------------

Earnings before income taxes and other item                    11,579        23,863          39,311         73,558

Income taxes (recovery):
       Future                                                  (1,054)       16,219         (23,044)        21,121
       Current                                                    651        (6,505)          4,611         10,126
       Capital                                                    204           104             761            851
------------------------------------------------------------------------------------------------------------------
                                                                 (199)        9,818         (17,672)        32,098
Other item:
       Non-controlling interest                                   242           237             241            138
------------------------------------------------------------------------------------------------------------------

Net earnings                                                   11,536        13,808          56,742         41,322
Excess of consideration paid over stated value
   of shares purchased                                             --          (128)             --           (468)
Accumulated earnings, beginning of period                     228,957       170,071         183,751        142,897
------------------------------------------------------------------------------------------------------------------

Accumulated earnings, end of period                          $240,493      $183,751        $240,493       $183,751
==================================================================================================================

Net earnings per trust unit:
       Basic                                                 $   0.19      $   0.25        $   0.97       $   0.74
       Diluted                                               $   0.19      $   0.24        $   0.96       $   0.73


                                       13
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000'S, UNAUDITED)
                                                                       THREE MONTHS ENDED       TWELVE MONTHS ENDED
                                                                     DEC 31        Dec 31      DEC 31       Dec 31
                                                                       2003          2002        2003         2002
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents provided by (used in):
Operating
       Net earnings                                               $  11,536      $ 13,808   $  56,742    $  41,322
       Items not affecting cash and cash equivalents:
         Depletion and depreciation                                  23,113        25,269      95,398       94,737
         Unrealized foreign exchange loss (gain)                      2,149          (683)      4,398         (666)
         Amortized deferred financing costs                             257           184         590          713
         Non-controlling interest                                       242           237         241          138
         Trust units issued on cancellation of
            employee stock options                                       --            --      16,817           --
         Future income taxes (recovery)                              (1,054)       16,219     (23,044)      21,121
------------------------------------------------------------------------------------------------------------------
       Cash flow from operations                                     36,243        55,034     151,142      157,365
       Site restoration costs incurred                                 (731)         (425)     (2,034)        (990)
       Changes in non-cash working capital                           19,113       (12,474)     14,931      (11,730)
------------------------------------------------------------------------------------------------------------------
                                                                     54,625        42,135     164,039      144,645
------------------------------------------------------------------------------------------------------------------
Investing
       Disposition (acquisition) of capital assets                       --            --       1,294      (23,433)
       Drilling and development of petroleum and
         natural gas properties                                     (27,795)      (34,616)    (80,860)    (113,311)
       Corporate acquisitions                                            --            --          --      (87,601)
       Contributions to reclamation fund                             (1,123)           --      (1,678)          --
------------------------------------------------------------------------------------------------------------------
                                                                    (28,918)      (34,616)    (81,244)    (224,345)
-------------------------------------------------------------------------------------------------------------------
Financing
       Issue of Trust units for cash, net of unit issue costs        80,752            --      80,752           --
       Cash distributions                                           (26,799)           --     (88,864)          --
       (Decrease) increase in long-term debt                        (59,291)       (8,390)    (57,467)      91,972
       Issue of Trust units pursuant to distribution
         reinvestment plan                                            2,858            --       6,209           --
       Increase in deferred financing charges                            --            --        (155)        (136)
       Issue of common shares for cash,
         net of share issue costs                                        --            56       1,201        4,660
       Cash acquired on increased investment in subsidiary              127         5,637         421        8,467
       Repurchase of common shares for cash                              --            --          --         (717)
------------------------------------------------------------------------------------------------------------------
                                                                     (2,353)      (2,697)     (57,903)     104,246
------------------------------------------------------------------------------------------------------------------
       Foreign exchange gain (loss) on cash held
         In foreign currencies                                       (3,533)        2,034      (4,103)       1,300
------------------------------------------------------------------------------------------------------------------
Net change in cash and cash equivalents                              19,821         6,856      20,789       25,846
Cash and cash equivalents, beginning of period                       33,530        25,706      32,562        6,716
------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $  53,351       $32,562     $53,351      $32,562
------------------------------------------------------------------------------------------------------------------

Cash payments:
       Interest                                                   $   2,785      $  1,125     $10,080      $ 5,647
       Taxes                                                      $     17       $      7     $ 9,869      $ 7,527


                                       14
--------------------------------------------------------------------------------

FORWARD-LOOKING INFORMATION

This report contains forward-looking financial and operational information including earnings, cash flow, production and capital expenditure projections. These projections are based on the Trust's expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

NON-GAAP MEASURES:

Included in this release are references to terms commonly used in the oil and gas industry, such as cash flow and cash flow per share. These terms are not defined by Generally Accepted Accounting Principles. Consequently, these are referred to as non-GAAP measures. Cash flow, as discussed in this release, appears as a separate caption on the Company's cash flow statement and is reconciled to both net income and cash flow from operations.

For further information please contact:

Curtis W. Hicks, C.A.
VP Finance & Chief Financial Officer
or
Paul Beique, Director Investor Relations

2800, 400 - 4th Avenue S.W.
Calgary, Alberta  T2P 0J4
Phone:   (403) 781-9449
Fax:     (403) 264-6306
IR Toll Free:  1-866-895-8101
info@vermilionenergy.com
www.vermilionenergy.com





                                       15
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